CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
[redacted]e Netherlands

noord 13
2 XE Diemen

31 (0)20 590 63 20
11 (0)20 590 62 17
.iarjolein.moerer@csm.nl

Press Release

CSM: MARGIN IMPROVEMENT KEY PRIORITY IN TRANSITION YEAR 2005

Diemen, the Netherlands, 31 August 2005 – Main developments in first half of 2005:

- Result after taxes* *including* exceptional items: EUR 9.8 million
- Result after taxes* *excluding* exceptional items: EUR 34.9 million (first half 2004: EUR 44.3 million)
- Earnings per share* *including* exceptional items: EUR 0.13
- Earnings per share* *excluding* exceptional items: EUR 0.46 largely as a result of disappointing results at CSM Bakery Supplies Europe and CSM Biochemicals (first half 2004: EUR 0.54)
- Earnings per share* including the effect of discontinued operations, the sale of CSM Sugar Confectionery, and exceptional items: EUR 4.85
- Net debt position reduced from EUR 865.9 million to EUR 410.4 million compared with 31 December 2004

Gerard Hoetmer, CEO CSM:

"CSM is pressing ahead in order to improve margins. A new cost-cutting program for 2005-2007 will enable us to generate total annual savings of EUR 110 million as of 2008. At the same time, we will spend about EUR 30 million on sales, marketing, and R&D. Another EUR 30 million will be invested every year to bolster our competitive position. The restructuring program will lead to an annual operating result improvement of EUR 50 million as of 2008. We see 2005 as a year of transition. Market conditions are difficult. Lower operational results and exceptional charges arising from reorganizations put pressure on the result. CSM management and personnel will do their utmost to realize a sound financial performance and maintain market leadership. I firmly believe that, in this way, we can lay the foundations for further growth at CSM."

Business developments in the divisions, first half of 2005:

- Disappointing results for CSM Bakery Supplies Europe, mainly because of sluggish business developments at BakeMark UK and Délices de la Tour (France).
- CSM Bakery Supplies North America improved its operating result before exceptional items (in US dollars) by 12% thanks, amongst others, to the successful reorganization of the distribution activities and the integration of Henry&Henry into H.C. Brill.
- CSM Biochemicals saw a sharp decrease in its operating result due to price pressure in the North American market and negative currency effects (US dollar, amongst others). The preparations for the construction of a new production site in Thailand are in full swing.

* result after taxes from continuing operations

- CSM Sugar realized a virtually flat operating result, excluding exceptional items. The close-down of sugar production in Breda and the transfer thereof to Vierverlaten are on schedule.
- The sale of CSM Sugar Confectionery has been successfully completed with a book profit after tax of € 352.2 million.

Prospects 2005:

Compared with 2004 we expect the overall CSM result to be lower. In view of the uncertain market conditions we are not in a position at this point in time to quantify the result for 2005. Expectations for each division are as follows:

- CSM Bakery Supplies Europe: strong decline in the operating result.
- CSM Bakery Supplies North America: marked increase in the operating result, expressed in US dollars.
- CSM Biochemicals: considerably lower result.
- CSM Sugar: limited decrease in the operating result.

Restructuring program 2005-2007:

The restructuring program 2005-2007 will lead to a restructuring charge of EUR 120 million. Of this sum EUR 60 million is expected to be charged to the result for 2005, EUR 29.6 million of which has already been incorporated in the first half of 2005.

For more information, please contact:

Press: Marjolein Moerer, Communications Manager, tel. +31 (0)20 5906320 / mobile +31 (0)6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906317 / mobile +44 (0)7767 227506

Appendices

1. Key Figures
2. Financial Notes
3. Business Developments in the Divisions
4. Consolidated Profit and Loss Account
5. Consolidated Profit and Loss Account for Continuing Operations before Exceptional Items
6. Consolidated Balance Sheet
7. Summarized Consolidated Cash Flow Statement
8. Restatement of Financial Figures for 2004 due to the Adoption of IFRS

Half-Year Report

The full half-year report is available as of 1 September on www.csm.nl. Printed copies can be requested via communications@csm.nl.

Webcast

The presentation that Messrs Hoetmer (CEO) and Hendriks (CFO) are providing for analysts can be followed live via www.csm.nl from 11.00 hours (CET) on Wednesday, 31 August 2005.

Background Information

CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.8 billion and a workforce of approximately 8,900. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

Key Figures

	As at 30-6-2005 1st half-year 2005	As at 30-6-2004 1st half-year 2004
millions of euros		
Net turnover from continuing operations	1,278.7	1,333.2
Operating result from continuing operations	41.9	88.2
Result after taxes from continuing operations	9.8	44.3
Result after taxes	365.0	65.4
Cash flow from operating activities	8.0	101.3
Shareholders' equity	907.6	755.4
Market capitalization	2,004	1,571
euros		
Per ordinary share [1]		
Earnings from continuing operations	0.13	0.54
Earnings from continuing and discontinued operations	4.85	0.81
Cash flow from operating activities	0.11	1.32
Shareholders' equity [2]	12.44	9.72
Share price as at 30 June	25.57	19.43
Highest price in half-year	25.62	21.38
Lowest price in half-year	22.42	16.97
Ratios		
ROS % [3]	3.3	6.6
Result after taxes from continuing operations/net turnover %	0.8	3.3
ROCE excluding goodwill % [4]	9.4	19.3
ROCE including goodwill % [5]	4.2	8.9
Interest cover [6]	1.4	2.9
Balance sheet total : shareholders' equity	1 : 0.4	1 : 0.3
Net debt position : shareholders' equity [7]	1 : 2.2	1 : 0.8
Net debt position/EBITDA [8]	2.4	2.9
Number of employees	8,930	13,714
Number of issued ordinary shares	78,354,449	80,866,886
Number of outstanding ordinary shares [9]	72,943,397	77,612,910
Number of ordinary shares with dividend rights	72,943,397	77,612,910
Weighted average number of outstanding ordinary shares	75,288,157	76,627,827

1 Earnings per ordinary share is calculated on the basis of the weighted average number of outstanding ordinary shares.
2 Shareholders' equity per ordinary share is the shareholders' equity divided by the number of ordinary shares with dividend rights on the balance sheet date.
3 ROS % is the operating result from continuing operations divided by net turnover x 100.
4 ROCE excluding goodwill % is the operating result from continuing operations for the year divided by the average capital employed excluding goodwill x 100.
5 ROCE including goodwill % is the operating result from continuing operations for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.
6 Interest cover is the operating result from continuing operations divided by net financial income and charges.
7 Net debt position is the interest-bearing debts less cash and cash equivalents.
8 EBITDA is "Earnings Before Interest, Taxes, Depreciation and Amortization", or "Operating result before depreciation of non-current assets" calculated on an annual basis. The net debt position is calculated on the basis of a weighted average for the period.
9 Number of outstanding ordinary shares is the number of issued ordinary shares less the repurchased shares.

Financial Notes

Results

The operating result from continuing operations before exceptional items fell by 18.9% to € 71.5 million compared with the first half of 2004 (€ 88.2 million). This was caused mainly by disappointing results of CSM Bakery Supplies Europe and CSM Biochemicals. Autonomously the operating result fell by € 11.0 million in the first half-year.

Exceptional items had a negative effect of € 29.6 million on the operating result. The operating result from continuing operations including exceptional items amounted to € 41.9 million. The exceptional items comprise provisions for the restructuring plans at all the divisions, the write-down of assets, and a one-off book profit from the sale of commercial property.

The result after taxes including exceptional items amounted to € 9.8 million. The result after taxes excluding exceptional items amounted to € 34.9 million (first half 2004: € 44.3 million). Earnings per share including exceptional items equaled € 0.13. Earnings per share excluding exceptional items decreased to € 0.46 (first half 2004: € 0.54).

The result after taxes from continuing and discontinued operations amounted to € 365.0 million due to the sale of CSM Sugar Confectionery. Earnings per share including discontinued operations were € 4.85.

Net turnover from continuing operations showed a limited decrease to € 1,278.7 million (first half 2004: € 1,333.2 million). Divestments of continuing operations had a negative effect of € 45.9 million on net turnover, which was also negatively impacted by exchange rate effects to the amount of € 23.4 million (2004: €=USD 1.23 and 2005: €=USD 1.28). Net turnover increased autonomously by € 14.7 million (1.1%).

Financial income and charges, on balance, showed a limited decrease by € 1.2 million to € 29.3 million (first half 2004: € 30.5 million). Interest charges fell due to the lower net debt position, which was the result of the sale of CSM Sugar Confectionery. This drop was partially offset by one-off charges in connection with the repurchase of some of the cumulative financing preference shares and the partial repayment of the US dollar loan.

The tax burden from continuing operations before exceptional items fell to 17.3% (first half 2004: 23.2%). The tax effect on the exceptional items was 15.2% due to the fact that restructuring charges in loss-making countries do not immediately result in a tax benefit.

Balance Sheet

The balance sheet total fell to € 2,222.8 million (first half 2004: € 2,689.0 million), largely as a result of the sale of CSM Sugar Confectionery.

Equity prior to profit appropriation increased by € 224.0 million to € 907.6 million. The main movements in the first half of 2005 were:

- the addition of the result of € 365.0 million for the first half of 2005;
- the deduction of € 61.1 million on account of the dividend for 2004;
- the write-off of € 77.4 million for the repurchase of depositary receipts of shares to optimize the company's financing structure.

As at 30 June 2005 the ratio of the balance sheet total to shareholders' equity was 1 : 0.4 (30 June 2004: 1 : 0.3).

Cash Flow

Cash flow from operating activities was € 8.0 million (first half 2004: € 101.3 million), mainly because of lower results and one-off exceptional items.

Cash flow from investment activities was € 769.2 million due to the sale of CSM Sugar Confectionery.

Cash flow from financing activities was € 648.3 million (negative), mainly because of loan repayments that reduced the net debt position.

Net capital expenditure on property, plant & equipment fell by € 41.4 million to € 8.4 million (first half 2004: € 49.8 million). This was caused mainly by lower investments and the sale of commercial property at Express Croex (Spain).

Financing

The net debt position decreased by € 455.5 million to € 410.4 million compared with 31 December 2004, primarily – on balance – as a result of:

- the proceeds of the sale of CSM Sugar Confectionery to the amount of € 779.2 million;
- a positive cash flow of € 8.0 million from operating activities;
- the payment of a total of € 67.1 million in dividends for calendar year 2004;
- the repurchase of depositary receipts of shares for the sum of € 77.4 million.

Interest-bearing long-term debts amounted to € 565.1 million as at 30 June 2005. The average effective interest rate on outstanding long-term debts was 5.75% as at 30 June 2005 and the average remaining term was 6.6 years (30 June 2004: average interest rate: 5.20% and average remaining term: 6.3 years). The increase in average effective interest rate was caused, on the one hand, by the IFRS classification of cumulative financing preference shares as long-term debts rather than equity (average interest rate: 6.13%) and, on the other, by repayments of bank loans.

The ratio of net debt position divided by the EBITDA was 2.4 as at 30 June 2005 (30 June 2004: 2.9).

CSM Bakery Supplies Europe

Half-year ending 30 June *millions of euros*	**2005**	**before exceptional items 2005**	**2004***
Net turnover	540.8	540.8	554.0
Operating result	12.3	18.9	24.1
ROS %	2.3	3.5	4.4
ROCE including goodwill %	2.8	4.3	5.6

* No exceptional items were recorded in the first half of 2004.

Business Developments

Although, on a comparable basis, there was an increase in net turnover, the divisional results were considerably lower than expected. Net turnover of CSM Bakery Supplies Europe in the first half of 2005 was € 540.8 million (first half 2004: € 554.0 million). Divestments had a negative impact of € 22 million on net turnover. Adjusted for divestments, the autonomous growth in turnover was in the region of 1.7%. A marked increase in autonomous growth in turnover was realized in the in-store and food service/OOH channels while the turnover in the artisan and industrial bakery sectors remained more or less the same. Gross profit, however, declined in all segments because of price pressure and the – partially one-off – rise in the costs of production and raw materials.

The operating result fell to € 12.3 million (first half 2004: € 24.1 million). Exceptional income and charges arising from restructuring programs had a net adverse effect of € 6.6 million on the operating result, which – on a comparable basis – fell by around 22% compared with the same period last year. Because of difficult market conditions the costs of raw materials and production, which have been rising since the second half of 2004, could only be partially passed on to the market. Thanks to the positive effect of cost-cutting measures the margin pressure could be contained for most of the operating companies.

The lower operating result is, to a significant extent, attributable to an extremely competitive market coupled with incidental setbacks at BakeMark UK. BakeMark UK was confronted with the effects of fierce price wars between the UK retail chains. In addition, the implementation of new computer software caused an inventory backlog which upset the production timetable and led to extra incidental logistical costs. These problems are being addressed and will be solved at the start of next year.

The results in France were strongly negative due to the one-off reorganization charges and mediocre business developments at Délices de la Tour (bakery products). On the other hand, the results of BakeMark Ingrédients France (bakery ingredients) developed more or less according to expectations. Despite price pressure due to, amongst others, the growing number of discounters, the result of BakeMark Germany improved thanks to the cost-cutting program started last year. In Italy gross profit was on-target and there was healthy growth thanks to the strong position of BakeMark Italia in the artisan bakeries and the launch of new bread products.

Prospects CSM Bakery Supplies Europe

In the second half of 2005 we shall continue to focus strongly on cutting costs in the supply chain and support services. The effects of this will not be visible before 2006. Excluding exceptional items, we anticipate a strong decline in the operating result for 2005 as a whole.

Appendix 3

CSM Bakery Supplies North America

Half-year ending 30 June *millions of euros*	2005	before exceptional items 2005	2004*
Net turnover	495.5	495.5	509.8
Operating result	25.7	29.3	27.2
ROS %	5.2	5.9	5.3
ROCE including goodwill %	7.1	8.1	7.2

* No exceptional items were recorded in the first half of 2004.

Business Developments

The *Restructuring, Divestment and Growth* strategy that started in 2004 is proving successful and has resulted in positive operating results for all operating companies in the first half of 2005. Net turnover of CSM Bakery Supplies North America amounted to € 495.5 million in the first half of 2005 (first half 2004: € 509.8 million). More or less all the operating companies were able to realize a marked growth in volume. There was a particularly strong rise in sales to industrial bakeries. Despite the ongoing integration process, H.C. Brill achieved excellent results by responding promptly to the increased demand from in-store bakeries. Partly as a result of the improved economic climate, the ongoing rise in the price of raw materials which began in the second half of 2004 could be partly passed on to the market. Excluding exceptional items, these factors plus the positive effects of the cost-cutting exercises led to an increase in gross profit compared with the same period in 2004.

Divestments had a negative effect of € 10.9 million on net turnover. The lower rate of the US dollar had a negative effect of € 20.5 million on net turnover (first half 2005: €=USD 1.28 compared with first half 2004: €=USD 1.23). Based on constant exchange rates and adjusted for the effect of divestment, the autonomous net turnover would have risen by 3.3%.

Excluding exceptional items the operating result rose to € 29.3 million (first half 2004: € 27.2 million). The lower rate of the US dollar had a negative influence of € 1.2 million on the operating result. Due to divestments and reorganizations (BakeMark East, American Ingredients Company), exceptional income and charges also had a net negative effect of € 3.6 million on the operating result. Adjusted for these currency effects and exceptional items, the operating result works out at € 30.5 million, a 12% increase compared with the first half of 2004.

Prospects CSM Bakery Supplies North America

The present favorable market conditions and the effect of previously implemented cost reductions will have a positive effect on both turnover and operating result in the second half of 2005. In mid-July 2005 a restructuring provision of € 2.3 million was announced for the closure of three production sites. This provision will be charged to the second half-year. Excluding exceptional items, we expect to see a marked increase in the operating result in US dollars for the whole of 2005 compared with 2004.

Appendix 3

CSM Biochemicals

Half-year ending 30 June *millions of euros*	**2005**	**before exceptional** *items* **2005**	**2004***
Net turnover	139.9	139.9	138.9
Operating result	9.1	12.5	24.0
ROS %	6.5	8.9	17.3
ROCE including goodwill %	6.6	9.0	20.1

* No exceptional items were recorded in the first half of 2004.

Business Developments

In the first half of 2005 CSM Biochemicals realized a turnover of € 139.9 million (first half 2004: € 138.9 million). The effect of the lower US dollar and the higher Brazilian real resulted in a negative balance of € 2.1 million. The sales volume rose by an average of 6% and was strongly below expectations. The strongest volume growth geographically was in Northern Europe and Japan as opposed to considerably lower growth in the USA. The fastest-growing product categories were basic lactic acid, lactic acid for animal feed, and various derivatives. The sales volume of high-quality gluconates rose relatively quickly by an average of 9%. The increases in volume were, however, offset by prices which fell by an average of 5%, particularly as a result of competition and the adverse effect of the lower US dollar and the higher Brazilian real.

The operating result was € 9.1 million, a sharp decline compared with the same period in 2004 (€ 24.0 million). The operating result was adversely affected to the value of € 4.4 million because of unfavorable exchange rates (US dollar 2004: €=USD 1.23 cf. 2005 €=USD 1.28; and the Brazilian real). The lower US dollar restricted opportunities to pass on price rises as, unlike most of its competitors, the production costs of CSM Biochemicals are mainly in euros. The operating result was also negatively affected by increases in the price of raw materials and energy on the world market (€ 1.9 million) and by incidental factors, such as start-up problems in the new factory in Spain (PURASAL powder for the meat-processing industry). Excluding the negative effect of incidental factors and movements in exchange rates, the decline in the operating result for the first half of 2005 compared with the same period last year was limited to 15%.

Prospects CSM Biochemicals

After the extensive price erosion in the first half of 2005, we expect to see prices stabilize in most of the product categories during the second half. Despite this anticipated stabilization process and the previously announced cost-cutting measures, it will not be possible to make up the lost ground in the second half of 2005. We therefore expect a considerably lower operating result for 2005 as a whole, excluding exceptional items.

Appendix 3

CSM Sugar

Half-year ending 30 June	2005	before exceptional items 2005	2004*
millions of euros			
Net turnover	102.5	102.5	130.5
Operating result	4.7	20.7	21.5
ROS %	4.6	20.2	16.5
ROCE including goodwill %	7.6	33.6	33.1

* No exceptional items were recorded in the first half of 2004.

<u>Business Developments</u>

In the first half of 2005 net turnover of CSM Sugar fell to € 102.5 million (first half 2004: € 130.5 million).

This fall was partly due to the divestment of our stake in Nedalco (turnover contribution first half 2004: € 13 million) and the fact that some exports of quota sugar ('A' and 'B' sugar) and non-quota sugar ('C' sugar) outside the EU were delayed for market reasons and cannot go ahead until the second half of the year. Sales of quota sugar within the EU, notably to industrial customers, showed a limited rise compared with the first half of last year. This includes deliveries of by-products, such as animal feed (Cesem) and lime fertilizer (Betacal). There was also a limited increase in sugar deliveries to sister companies (CSM Biochemicals and CSM Bakery Supplies Europe). Sales of consumer products remained at the same level as the same period last year. Rinse Appelstroop (apple syrup) with and without cranberry was introduced in this market segment.

The operating result, excluding the exceptional charge due to the close-down of beet processing in Breda showed a limited fall to € 20.7 million (first half 2004: € 21.5 million). The divestment of our stake in Nedalco had a negligible effect on the operating result.

<u>Prospects CSM Sugar</u>

Assuming the beet campaign will run smoothly (i.e. the campaign to which the current EU Regulation still applies), but given the sharp rise in energy costs as a result of the high oil price, we anticipate a limited decrease in the operating result for 2005 (excluding exceptional items) compared with 2004.

Appendix 4

Consolidated Profit and Loss Account

millions of euros	half-year ending 30-06-2005	half-year ending 30-06-2004	difference in %
Continuing operations			
Net turnover	1,278.7	1,333.2	-4.1
Costs of raw materials and consumables	-713.5	-746.1	
Added value	**565.2**	**587.1**	-3.7
Production costs	-236.6	-193.7	
Warehousing and distribution costs	-85.6	-87.1	
Gross profit	**243.0**	**306.3**	-20.7
Selling expenses	-106.8	-115.4	
General and administrative expenses	-90.7	-102.7	
Other expenses	-5.1	-	
Other proceeds	1.5	-	
Operating result	**41.9**	**88.2**	-52.5
Financial income	16.3	5.3	
Financial charges	-45.6	-35.8	
Result before taxes from continuing operations	**12.6**	**57.7**	-78.2
Taxes	-2.8	-13.4	
Result after taxes from continuing operations	**9.8**	**44.3**	-77.9
Discontinued operations			
Result after taxes [1]	3.0	21.1	
Result from divestments after taxes	352.2	-	
Result after taxes from discontinued operations	**355.2**	**21.1**	
Result after taxes	**365.0**	**65.4**	458.1
Per ordinary share – euros			
Earnings from continuing operations	0.13	0.54	-75.9
Diluted earnings	0.13	0.54	-75.9
Earnings from continuing and discontinued operations	4.85	0.81	498.7
Diluted earnings	4.80	0.81	492.6

1 Result from discontinued operations is the result of the sugar confectionery division excluding financial income and charges. Taxes have been proportionately allocated to the sugar confectionery division based on the tax rate for CSM as a whole (2005: 22.2% and 2004: 23.2%).

Appendix 5

Consolidated Profit and Loss Account – Continuing Operations before Exceptional Items

Half-year ending	30-06-2005			30-06-2004 *
millions of euros	total	exceptional items	before exceptional items	total
Net turnover	1,278.7	-	1,278.7	1,333.2
Costs of raw materials and consumables	-713.5	-	-713.5	-746.1
Added value	**565.2**	**-**	**565.2**	**587.1**
Production costs	-236.6	-39.5	-197.1	-193.7
Warehousing and distribution costs	-85.6	-0.3	-85.3	-87.1
Gross profit	**243.0**	**-39.8**	**282.8**	**306.3**
Selling expenses	-106.8	-	-106.8	-115.4
General and administrative expenses	-90.7	13.8	-104.5	-102.7
Other costs	-5.1	-5.1	-	-
Other proceeds	1.5	1.5	-	-
Operating result	**41.9**	**-29.6**	**71.5**	**88.2**
Financial income	16.3	-	16.3	5.3
Financial charges	-45.6	-	-45.6	-35.8
Result before taxes from continuing operations	**12.6**	**-29.6**	**42.2**	**57.7**
Taxes	-2.8	4.5	-7.3	-13.4
Result after taxes from continuing operations	**9.8**	**-25.1**	**34.9**	**44.3**

* No exceptional items were recorded in the first half of 2004.

The effect of the exceptional items on the operating result is € 29.6 million negative (after taxes: € 25.1 million negative).

CSM Bakery Supplies Europe: a negative total of € 6.6 million in exceptional items. The breakdown is as follows:

- Costs of € 20.1 million connected with the restructuring of the activities at Délices de la Tour. These relate to the write-down of property and plant & equipment and to staff dismissals, and were recognized as production costs (€ 19.3 million) and general and administrative expenses (€ 0.8 million).
- A one-off profit of € 16.5 million, classified as general and administrative expenses, on the sale of commercial property at Express Croex.
- Costs of € 3.0 million connected with the relocation of BakeMark UK's Readi-Bake cookie activities. These were recognized as production costs (€ 1.8 million) and general and administrative expenses (€ 1.2 million).
- The result from the sale of BakeMark Sverige and the sales operations in Finland was nought.

CSM Bakery Supplies North America: a negative total of € 3.6 million in exceptional items. The breakdown is as follows:

- Other costs of € 5.1 million on account of the closure of various branches and the restructuring of Bakemark East's distribution activities.
- A positive result of € 1.5 million, classified as other proceeds, from the sale of the 'defoamer' activities at American Ingredients Company.

CSM Biochemicals: a negative total of € 3.4 million in exceptional items.

- Costs on account of, amongst others, the restructuring of the activities of the Biochemicals Division in the Netherlands. These fall under production costs (€ 2.4 million), warehousing and distribution costs (€ 0.3 million), and general and administrative expenses (€ 0.7 million).

CSM Sugar: a negative total of € 16.0 million in exceptional items.

- Restructuring costs of € 16.0 million, classified as production costs and associated with the close-down of beet processing in Breda.

Appendix 6

Consolidated Balance Sheet

before profit appropriation, millions of euros	30-06-2005	31-12-2004	30-06-2004
Assets			
Property, plant & equipment	600.2	593.9	632.8
Intangible non-current assets	645.1	627.9	644.9
Financial non-current assets	13.0	17.6	12.7
Deferred tax assets	60.6	62.1	64.6
Total non-current assets	**1,318.9**	**1,301.5**	**1,355.0**
Inventories	321.6	391.4	312.9
Receivables	362.1	333.6	369.5
Tax receivables	12.6	6.3	10.9
Cash and cash equivalents	207.6	76.1	47.5
Assets held for sale	-	565.0	593.2
Total current assets	**903.9**	**1,372.4**	**1,334.0**
Total	**2,222.8**	**2,673.9**	**2,689.0**
Liabilities			
Shareholders' equity	**907.6**	**806.5**	**755.4**
Provisions	190.2	171.4	176.8
Deferred tax liabilities	87.4	92.4	71.1
Long-term debts	565.1	551.9	914.6
Total provisions and non-current liabilities	**842.7**	**815.7**	**1,162.5**
Interest-bearing short-term debts	52.9	390.1	135.1
Trade payables	209.9	215.9	249.7
Other non-interest-bearing current liabilities	194.2	250.5	155.6
Tax payables	15.5	15.2	42.7
Liabilities held for sale	-	180.0	188.0
Total current liabilities	**472.5**	**1,051.7**	**771.1**
Total	**2,222.8**	**2,673.9**	**2,689.0**

Appendix 7

Summarized Consolidated Cash Flow Statement

millions of euros	Half-year ending 30-06-2005		Half-year ending 30-06--2004	
Cash flow from operating activities				
Operating result	41.9		88.2	
Depreciation of property, plant & equipment	35.6		34.5	
Result from divested property, plant & equipment	-6.6		-	
Result from sale of group companies and activities	3.6		-	
Share-based payment	0.3		-	
Movements in provisions	21.5		-9.4	
Movements in working capital [1]	-55.5		10.2	
Net paid interest and profit tax	-32.8		-22.2	
Cash flow from operating activities		**8.0**		**101.3**
Cash flow from investment activities				
Discontinued operations	-14.3		44.5	
Sale of discontinued operations	779.2		-	
Acquisition and sale of group companies	12.7		-	
Net capital expenditure on property, plant & equipment	-8.4		-49.8	
Cash flow from investment activities		**769.2**		**-5.3**
Cash flow from financing activities				
Movements in interest-bearing debts	-503.8		-68.0	
Repurchase company shares	-77.4		-6.6	
Paid-out dividend	-67.1		-30.7	
Coverage of pension fund	-		-4.2	
Cash flow from financing activities		**-648.3**		**-109.5**
Net cash flow	**128.9**		**-13.5**	
Effects of exchange rate differences on cash and cash equivalents	2.6		0.4	
Decrease/increase cash and cash equivalents		**131.5**		**-13.1**
Cash and cash equivalents at start of calendar year		76.1		87.9
Cash and cash equivalents at close of half-year		207.6		74.8

1 inventories, receivables and non-interest-bearing current liabilities

Appendix 8

Restatement of Financial Figures for 2004 due to the Adoption of IFRS

Up to 2004 the CSM Financial Statements were compiled in compliance with the generally accepted accounting principles in the Netherlands (NL GAAP). As of financial year 2005 CSM is required to apply the International Financial Reporting Standards (IFRS). The Annual Report for 2005 will be our first IFRS-based annual report. The half-year report 2005 has also been compiled in accordance with IFRS.

The comparative figures for 2004 have been restated in accordance with IFRS. The *de facto* transition date is therefore 1 January 2004. Any movements resulting from changes caused by the transition from NL GAAP to IFRS on 1 January 2004 will be incorporated in shareholders' equity.

These changes largely represent differences occasioned by the application of different accounting principles for assets and liabilities. Due to the nature of the new accounting principles, future CSM results might show larger fluctuations. CSM's underlying cash flows are not affected by the differences.

The financial figures have been compiled on the basis of IFRS guidelines which are expected to be effective on 31 December 2005. The IFRS standards are still subject to change depending on the EU and interpretations by the IAS Board. Therefore, the financial figures are also subject to change.

Principles Governing the Valuation of Assets and Liabilities and the Determination of Results

The accounting principles used in the half-year report for the valuation of assets and liabilities and for the determination of the results are based on IFRS.

The changes to the applied accounting principles due to the adoption of IFRS are explained in the 2004 Conversion to IFRS press release published on 7 July 2005, which is available on our website: www.csm.nl.

The figures in the half-year report are unaudited.

File no. 82-34886

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 20
F +31 20 590 62 17
E marjolein.moerer@csm.nl

Press release

ROELOF HENDRIKS TO RESIGN AS MEMBER BOARD OF MANAGEMENT OF CSM

Diemen, the Netherlands, 31 August 2005

CSM announces that Mr. Roelof Hendriks will resign as a member of the Board of Management of CSM nv per the end of February 2006. Mr. Hendriks has accepted the position of Vice-Chairman of the Management Board of Aon Holdings bv in Rotterdam.

Aon is an advisor on risk management, employee benefits and insurances. The worldwide Aon network comprises some 500 offices in more than 120 countries and over 47,000 staff.

Aon Holdings bv, which is responsible for Aon's activities in Continental Europe, Africa, the Middle-East, Asia and Australia, is a subsidiary of Aon Corporation, headquartered in Chicago and quoted on the NY Stock Exchange.

Roelof Hendriks joined CSM in 2000 as CFO and Member of the Board of Management.

Until his departure Mr. Hendriks will continue to actively participate in the reorganization program 2005-2007, as basis for the further profitable development of CSM.

We are very thankful to Mr. Hendriks for his dedication and contribution to the development of CSM in these past years.

For more information, please contact:

CSM

Press: Marjolein Moerer, Communications Manager, tel. +31 (0)20 5906320 / mobile +31 (0)6 5352 7622

Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906317 / mobile +44 (0)7767 227506

Aon

Tom W. Haak, Director HR & Communication International: tel. +(0)10 4487570 / mobile +31 (0)6 55860792

Background Information

CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.8 billion and a workforce of approximately 8,900. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl